UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TimefireVR Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88732W109

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88732W109	Schedule 13G

1	NAMES OF REPORTING PERSONS Cavalry Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,245,480*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,245,480*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,245,480*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.58%*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, these shares of Common Stock are issuable upon conversion of convertible preferred stock that are subject to a 9.99% blocker aggregated with other holders of the Issuer’s Series E Preferred Stock and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9).

1	NAMES OF REPORTING PERSONS Cavalry Fund I Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,245,480*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,245,480*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,245,480*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.58%*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, these shares of Common Stock are issuable upon conversion of convertible preferred stock that are subject to a 9.99% blocker aggregated with other holders of the Issuer’s Series E Preferred Stock and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9).

1	NAMES OF REPORTING PERSONS Thomas Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,245,480*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,245,480*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,245,480*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.58%*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, these shares of Common Stock are issuable upon conversion of convertible preferred stock that are subject to a 9.99% blocker aggregated with other holders of the Issuer’s Series E Preferred Stock and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9).

ITEM 1.	(a) Name of Issuer:

TimefireVR Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

7150 E. Camelback Rd.

Suite 444

Scottsdale AZ  85251

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Cavalry Fund I LP

Cavalry Fund I Management LLC

Thomas Walsh

(b) Address or Principal Business Office:

The address for each Reporting Person is 61 Kinderkamack Road, Woodcliff Lake, NJ 07677

(c) Citizenship of each Reporting Person is:

Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

(e) CUSIP Number:

88732W109

ITEM 3.

Not applicable.

ITEM 4.	Ownership

Ownership (a-c)

The information required by Items 4(a) - (c) is set forth in Rows (5)-(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

As of December 31, 2018, the Issuer had 235,460,470 shares of Common Stock outstanding. The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person are based on the Issuer’s total number of outstanding shares of Common Stock and assume the conversion of Series E Preferred Stock, subject to the 9.99% Blockers (as defined below).

Pursuant to the terms of the Series E Preferred Stock, the Reporting Persons cannot convert the Series E Preferred Stock if the Reporting Persons would beneficially own, after such conversion, more than a pro-rata amount of 9.99% of the outstanding shares of Common Stock (the “Blockers”) calculated in the aggregate with the other holders of the Issuer’s Series E Preferred Stock. The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the Blockers on December 31, 2018. Consequently, at this time, the Reporting Persons are not able to convert all of the Series E Preferred Stock due to the Blockers.

The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person does not include promissory notes convertible into the Company’s common stock and 24,461,153 warrants to purchase shares of the Company’s common stock both of which are subject to blockers and, as a result, cannot be converted into common stock within the next 60 days.

Cavalry Fund I Management LLC as the general partner of Cavalry Fund I LP and Mr. Walsh, as the Manager of Cavalry Fund I Management LLC, may be deemed to be the beneficial owner of all of the Reporting Person’s shares of Common Stock, subject to the Blockers. Mr. Walsh disclaims beneficial ownership of these securities.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

Cavalry Fund I LP

By: Cavalry Fund I Management LLC

Its: General Partner

By: /s/ Thomas Walsh

Name: Thomas P. Walsh

Title: Manager